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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                Amendment No. 1

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             TECH LABORATORIES INC.
                             ----------------------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                 (CUSIP NUMBER)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                              David Gonzalez, Esq.
                               Butler Gonzalez LLP
                         1416 Morris Avenue - Suite 207
                                 Union, NJ 07083
                                 (908) 810-8588

                                 July 1, 2004
                                 --------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                  SCHEDULE 13D

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The Schedule 13D filed on July 1, 2004 was filed in error. As of the date hereof
Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville"), as its general parnter, and Mark Angelo as the portfolio manager of Cornell and president of Yorkville are the beneficial owners of less than 4.99% of the issued and outstanding shares.

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                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 2, 2004                    REPORTING PERSONS:
                                        -----------------

                                        CORNELL CAPITAL PARTNERS, LP

                                        By:        Yorkville Advisors, LLC
                                        Its:       General Partner


                                        By: /s/ Mark Angelo
                                           -------------------------------------
                                        Name:      Mark Angelo
                                        Its:       Portfolio Manager

                                        YORKVILLE ADVISORS, LLC


                                        By: /s/ Mark Angelo
                                           -------------------------------------
                                        Name:      Mark Angelo
                                        Its:       Portfolio Manager

                                        /s/ Mark Angelo
                                        ---------------------------------------
                                        MARK ANGELO